EXHIBIT 99.3

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
2000 McGill College Avenue	Internet	www.kpmg.ca
Suite 1900
Montréal Québec H3A 3H8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Gildan Activewear Inc.
We hereby consent to the use of our Auditors’ Report dated November 25, 2005 relating to the consolidated financial statements of Gildan Activewear Inc. as at October 2, 2005 and October 3, 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 2, 2005, October 3, 2004 and October 5, 2003 included in this Annual Report on Form 40-F of Gildan Activewear Inc.
/s/ KPMG LLP
Chartered Accountants
December 22, 2005
Montreal, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.